

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-4546

DIVISION OF
CORPORATION FINANCE

May 5, 2010

James C. Marshall
Chief Financial Officer
Green Planet Group, Inc.
8260 E. Raintree Dr., Suite 3
Scottsdale, AZ 85260

     Re: Green Planet Group, Inc. (GNPG or Company)
            File No.: 333-136583

Dear Mr. Marshall,

     In your letter dated April 28, 2010 in response to staff comments on GNPG's Form 10-K for the fiscal year ended March 31, 2009 and other 1934 Act filings, you state that on March 10, 2009 GNPG's wholly-owned subsidiary, Lumea, Inc. (Lumea), acquired assets which constituted a business from Easy Staffing Solutions, Inc. and its subsidiaries (collectively, Easy). Your letter states that GNPG reported this acquisition on a Form 8-K filed March 16, 2009, which filing discloses that the acquisition was effective as of March 1, 2009.   For the reasons stated in your letter, you request that the staff waive the requirement to file the pre-acquisition historical audited financial statements of Easy for the two years ended February 28, 2009, and the pro forma financial statements required by Rules 8-04 and 8-05 of Regulation S-X in GNPG's Form 8-K reporting the acquisition. These financial statements are required under Item 9.01 of that Form.

     It appears from the Company's filings that this acquisition was significant in excess of 100%, and that the Easy business acquired constitutes the majority of GNPG's operations subsequent to the acquisition. We note that GNPG's audited financial statements for the fiscal year ended March 31, 2009 include the results of the Easy business for only one month. We will not waive the requirements of Form 8-K. We acknowledge your inability to file the audited financial statements of the acquired business and pro forma financial statements for the periods required by the Form. However, please understand that we generally do not grant formal "no enforcement action" positions with respect to a company's filing deficiencies (or delinquencies). Since GNPG did not file the required financial statements and pro forma financial information within the extended time period provided by the Form, we will not consider them to have been timely filed for purposes of Form S-3.

     Further, until you file audited financial statements of the acquired business for the time span required under Rule 8-04 and the pro forma financial information required under Rule 8-05, we will not declare effective any registration statements or post-effective amendments.

In addition, you should not make offerings under effective registration statements or under Rules 505 and 506 of Regulation D where any purchasers are not accredited investors under Rule 501(a) of that Regulation, until you file the required financial statements. This restriction does not apply to:

(a) offerings or sales of securities upon the conversion of outstanding convertible securities or upon the exercise of outstanding warrants or rights;
(b) dividend or interest reinvestment plans;
(c) employee benefit plans;
(d) transactions involving secondary offerings; or
(e) sales of securities under Rule 144.

Once you file audited financial statements that include the post-acquisition results of operations of the acquired entity for an appropriate period, we will, at your request, consider accepting audited financial statements for a period of time less than that required under Rule 3-05 of Regulation S-X. However, considering the initial and continuing significance of the acquisition, we would not be willing to consider such a request until GNPG has filed *audited* financial statements that include the Easy business for a minimum of 21 months. If GNPG subsequently rescinds the acquisition or is able to amend the terms of the agreement with respect to the outstanding acquisition notes payable, such events should be recognized in the period in which they occur.

The staff's conclusion is based solely on the information included in your letter and in GNPG's 1934 Act filings. Different or additional material information could lead to a different conclusion. If you have any questions regarding this letter, please call me at (202) 551-3400.

Sincerely,

Leslie A. Overton
Associate Chief Accountant